ALBERTA COMPLIANCE SERVICES INC.

02060695

SUPPL

November 25, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SEC MAIL PROCESSING RECEIVED DEC 16 2002 WASH, D.C. 155 SECTION

Attention: Office of International Corporate Finance

PROCESSED DEC 30 2002 THOMSON FINANCIAL

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. News Release dated October 19, 2002
2. Form 27
3. News Release dated November 15, 2002
4. Form 27

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate
encl.

Dlw 12/20

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-5084

PRESS RELEASE

NOTICE OF DEFAULT

CALGARY, AB, Oct 19, 2002 - Globel Direct, Inc. ("Globel Direct" or the "Company")(TSX: GBD) wishes to advise that it is in default of filing its annual Audited Financial Statements for the period ended May 31, 2002 which were to have been filed on or before October 18, 2002 pursuant to relevant securities laws because of difficulties in reaching mutually acceptable advance payment arrangements with the Company's auditors arising from challenges created by the recent replacement of the Company's principal lender.

Mr. James R. Richardson, President and Chief Executive Officer of Globel Direct advises that the Company was unable to meet its deadline due to reduced business activities, and as a result, the Issuer has been involved in a number of debt financing restructuring transactions, and has taken a number of steps toward aligning the Company's cost structure with its present revenue base. Since February 2002, when the Company's principal lender requested that it be replaced, the Company has been operating with less than normal levels of working capital. During this period, no mutually acceptable advance payment arrangements could be made with the Company's audit firm, although at the present time conditions have improved and arrangements have been made to commence the Company's audit. As a result of the delay in the completion and filing of the annual Audited Financial Statements, the Company will also be late in filing its Interim Financial Statements for the first quarter ended August 31, 2002 which are due to be filed on or before October 30, 2002. The Company expects to file the Audited Financial Statements and the Interim Financial Statements on or before December 18, 2002.

The Company has requested that the Alberta Securities Commission impose a Management Cease Trade Order, and not issue an Issuer Cease Trade Order, pursuant to CSA Staff Notice 57-301 with respect to securities of the Company. Such order, if granted, will place restrictions on the trading of the Company's securities by certain persons who have been directors, officers or insiders of the Company since the Company's most recent financial statements were filed in accordance with prescribed filing requirements.

Pursuant to the terms of the requested order, should the Company fail to file its financial statements on or before December 18, 2002, the Alberta Securities Commission and other security commissions or regulators may then impose an Issuer Cease Trade Order that all trading in securities of the Company cease for a specified period.

Assuming the Management Cease Trade Order is granted, the Company intends to issue a Default Status Report on a bi-weekly basis for as long as it remains subject to the Management Cease Trade Order or in default of prescribed filing requirements. An Issuer Cease Trade Order may be imposed sooner if Globel Direct fails to file its Default Status Report on time.

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As noted in material change reports and press releases issued by the Company, in February, 2002 Globel Direct commenced a series of ongoing transactions designed to restructure the Company's debt and credit facilities, which steps were required as a result of reduced revenues during the fiscal year 2002. The latest of such transactions being undertaken comprises the private placement of convertible debentures up to a maximum principal amount of $1,500,000. This latest financing is scheduled to close prior to December 31, 2002.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this release.

For more information contact:
James R. Richardson, President and CEO
Globel Direct, inc.
jr@globel. com
Fax 403-531-6560

C:\256\CLIENTS\GLOBEL\Management CTO\Notice of Default Revised-4.wpd

82-5084

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE *SECURITIES ACT* (ALBERTA)

1. **REPORTING ISSUER:**

Globel Direct, Inc.
1324 - 36 Avenue NE
Calgary, AB T2E 8S1

2. **DATE OF MATERIAL CHANGE:**

October 19, 2002

3. **NEWS RELEASE:**

The press release describing the material changes referred to herein was released via Canadian Disclosure Network on October 19, 2002.

4. **SUMMARY OF MATERIAL CHANGE:**

Globel Direct, Inc. ("Globel Direct" or the "Company") has requested that the Alberta Securities Commission impose a Management Cease Trade Order, and not issue an Issuer Cease Trade Order, pursuant to CSA Staff Notice 57-301 with respect to securities of the Company.

5. **FULL DESCRIPTION OF MATERIAL CHANGE:**

Globel Direct is in default of filing its annual Audited Financial Statements for the period ended May 31, 2002 which were to have been filed on or before October 18, 2002 pursuant to relevant securities laws.

Mr. James R. Richardson, President and Chief Executive Officer of Globel Direct advises that the Company was unable to meet its deadline due to reduced business activities, and as a result, the Company has been involved in a number of debt financing restructuring transactions, and has taken a number of steps toward aligning the Company's cost structure with its present revenue base. Since February 2002, when the Company's principal lender requested that it be replaced, the Company has been operating with less than normal levels of working capital. During this period, no mutually acceptable advance payment arrangements could be made with the Company's audit firm, although at the present time conditions have improved and arrangements have been made to commence the Company's audit. As a result of the delay in the completion and filing of the annual Audited Financial Statements, the Company will also be late in filing its Interim Financial Statements for the first quarter ended August 31, 2002 which are due to be filed on or before October 30, 2002. The Company expects to file the Audited Financial Statements and the Interim Financial Statements on or before December 18, 2002.

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The Company has requested that the Alberta Securities Commission impose a Management Cease Trade Order, and not issue an Issuer Cease Trade Order, pursuant to CSA Staff Notice 57-301 with respect to securities of the Company. Such order, if granted, will place restrictions on the trading of the Company's securities by certain persons who have been directors, officers or insiders of the Company since the Company's most recent financial statements were filed in accordance with prescribed filing requirements.

Pursuant to the terms of the requested order, should the Company fail to file its financial statements on or before December 18, 2002, the Alberta Securities Commission and other security commissions or regulators may then impose an Issuer Cease Trade Order that all trading in securities of the Company cease for a specified period.

Assuming the Management Cease Trade Order is granted, the Company intends to issue a Default Status Report on a bi-weekly basis for as long as it remains subject to the Management Cease Trade Order or in default of prescribed filing requirements. An Issuer Cease Trade Order may be imposed sooner if Globel Direct fails to file its Default Status Report on time.

As noted in material change reports and press releases issued by the Company, in February, 2002 Globel Direct commenced a series of ongoing transactions designed to restructure the Company's debt and credit facilities, which steps were required as a result of reduced revenues during the fiscal year 2002. The latest of such transactions being undertaken comprises the private placement of convertible debentures up to a maximum principal amount of $1,500,000. This latest financing is scheduled to close prior to December 31, 2002.

6. **RELIANCE ON CONFIDENTIALITY PROVISIONS:**

N/A

7. **OMITTED INFORMATION:**

N/A

8. **SENIOR OFFICER:**

For further information, please contact Mr. J.R. Richardson, President and Chief Executive Officer of Globel Direct, Inc. at 1324 - 36 Avenue NE, Calgary, AB T2E 8S1 Telephone No. (403) 531-6571, Fax No. (403) 531-6560.

9 **STATEMENT OF SENIOR OFFICER:**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Calgary, in the Province of Alberta this 19th day of October, 2002.

82-5084

"Leslie R. Byle"

Leslie R. Byle
Chief Financial Officer

cc: TSX Venture Exchange

82-5084

GLOBEL
DIRECT

For Immediate Release
November 15, 2002

Globel Direct, *inc.*
Stock Symbol: GBD:TSX Venture
Canadian Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: jr@globel.com

Investor Relations Contact:
Grant Howard
The Howard Group
Phone: (403) 221-0915
Email: howardg@howardgroupinc.com
Internet:
http://www.howardgroupinc.com/

Globel Direct Anticipates Completion of Audited Year-End Financials By Mid-December

Calgary, AB - November 15, 2002- Globel Direct, *inc.* (GBD:TSX Venture): On November 7, 2002, the Alberta Securities Commission (ASC) and the British Columbia Securities Commission (BCSC), ordered that all buying and selling (trading) of shares of Globel Direct, inc. (TSX VEN:GBD) be halted until such time as the ASC and BCSC otherwise order.

As noted in previous material change reports and press releases issued by the Company, the Company's audit for fiscal year ending May 31, 2002 was not able to be completed within the time required by the applicable securities legislation, and therefore the Company was unable to file its Annual Financial Statements for the aforesaid fiscal year and the Interim Financial Statements for the first quarter ended August 31, 2002 prior to the prescribed filing deadlines.

On November 7, 2002, the ASC and BCSC imposed an Issuer Cease Trade Order until such time as the required filings are completed. The audit by KPMG is well under way and the Company expects to be restored to good standing promptly after filing (estimated completion date prior to December 18, 2002). The Company intends to satisfy all other continuous disclosure obligations throughout the cease trade period, including press releases and material change reports.

The Company also announces several changes to its management structure and Board of Directors composition. Mr. Patrick J. McFall, who has been Vice-President of the Company since 2000, has resigned from the position to pursue other business interests through a client relationship. The Board thanks Mr. McFall for his longstanding contribution to the Company's affairs. The Board also notes the resignation of Mr. Tony Keenan from the Company's Board of Directors. Mr. Keenan has resigned to avoid any conflicts as the Company reviews its strategic options regarding its previously announced merger with Postlinx/Tiger North.

About Globel Direct: Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit www.globel.com

82-5084

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE *SECURITIES ACT* (ALBERTA)

1. **REPORTING ISSUER:**

   Globel Direct, Inc.
   1324 - 36 Avenue NE
   Calgary, AB T2E 8S1

2. **DATE OF MATERIAL CHANGE:**

   November 7, 2002

3. **NEWS RELEASE:**

   The press release describing the material changes referred to herein was released via Canadian Disclosure Network on November 12, 2002.

4. **SUMMARY OF MATERIAL CHANGE:**

   Globel Direct, Inc. ("Globel Direct" or the "Company") announced an issuer cease trade order was imposed November 7, 2002 by the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC") on the securities of Globel Direct, Inc. ("Globel Direct" or the "Company") until such time as the ASC and BCSC otherwise order. The Company also announced of the resignations of Patrick J. McFall and Tony Keenan as Vice-President and Director of the Company respectively.

5. **FULL DESCRIPTION OF MATERIAL CHANGE:**

   Globel Direct is in default of filing its annual Audited Financial Statements for the period ended May 31, 2002 which were to have been filed on or before October 18, 2002 pursuant to relevant securities laws.

   As noted in previous material change reports and press releases issued by the Company, the Company's audit for fiscal year ending May 31, 2002 was not able to be completed within the time required by the applicable securities legislation, and therefore the Company was unable to file its Annual Financial Statements for the aforesaid fiscal year and the Interim Financial Statements for the first quarter ended August 31, 2002 prior to the prescribed filing deadlines.

   On November 7, 2002, the ASC and BCSC imposed an Issuer Cease Trade Order until such time as the required filings are completed. The audit by KPMG is well under way and the Company expects to be restored to good standing promptly after filing (estimated completion date of December 18, 2002). The Company intends to satisfy all other continuous disclosure obligations throughout the

82-5084

cease trade period, including the issuance and filing of press releases and material change reports as and when required.

The Company also announced changes to its management structure and Board of Directors composition. Mr. Patrick J. McFall, who has been Vice-President of the Company since 2000, has resigned from the position to pursue other business interests through a client relationship. The Board thanks Mr. McFall for his longstanding contribution to the Company's affairs. The Board also notes the resignation of Mr. Tony Keenan from the Company's Board of Directors. Mr. Keenan has resigned to avoid any conflicts as the Company reviews its strategic options regarding its previously announced merger with Postlinx/Tiger North.

6. **RELIANCE ON CONFIDENTIALITY PROVISIONS:**

N/A

7. **OMITTED INFORMATION:**

N/A

8. **SENIOR OFFICER:**

For further information, please contact Mr. J.R. Richardson, President and Chief Executive Officer of Globel Direct, Inc. at 1324 - 36 Avenue NE, Calgary, AB T2E 8S1 Telephone No. (403) 531-6571, Fax No. (403) 531-6560.

9 **STATEMENT OF SENIOR OFFICER:**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Calgary, in the Province of Alberta this 14th day of November, 2002.

"Leslie R. Byle"
Leslie R. Byle
Chief Financial Officer

cc: TSX Venture Exchange